By Electronic Delivery to: edmund@cceramics.com; rdemartino@schiffhardin.com

May 1, 2014

Mr. Hen Man Edmund

c/o Ralph De Martino, Esq.

Schiff Hardin LLP

901 K Street NW

Suite 700

Washington, DC 20001

Re:	China Ceramics Co., Ltd. (the “Company”)
Nasdaq Symbol: CCCL

Dear Mr. Edmund:

I am following up on our telephone conversation with Ralph DeMartino, Esq. earlier today, in which we explained that since your Company has not yet filed its Form 20-F for the period ended December 31, 2013 (the “Filing”), it no longer complies with our Listing Rules (the “Rules”) for continued listing.1 Generally, the Company would be afforded 60 days to prepare and submit a plan of compliance.2 However, given the circumstances surrounding the Company’s inability to file, as described in the Company’s May 1, 2014 Form 12b-25, Staff has determined to utilize its discretionary authority set forth in Listing Rule 51013 to shorten this timeframe to 30 calendar days, or June 2, 2014. If we accept your plan, we can grant an exception of up to 180 calendar days from the Filing’s due date, or until October 27, 2014, to regain compliance. Your plan should be as definitive as possible, addressing any issues that you believe would support your request for an exception. The fee for the compliance plan review is $5,000.4 Please submit your non-refundable Compliance Plan Review fee in accordance with the instructions provided on the attached “Check Payment Form”.

In determining whether to accept your plan, we will consider such things as the likelihood that the Filing, along with any subsequent periodic filing that will be due, can be made within the 180 day period, the Company’s past compliance history, the reasons for the late Filing, other corporate events that may occur within our review period, the Company’s overall financial condition and its public disclosures. Please note that any subsequent periodic filing that is due within the 180 day exception period must be filed no later than the end of the period. Therefore, it would be helpful if your plan addresses each of these points. 5

1 Listing Rule 5250(c)(1). For online access to all Nasdaq Rules, please see “Nasdaq Reference Links,” included with this letter.

2 Listing Rule 5810(c)(2(F)(i).

3 Listing Rule 5101 states, in part, that “Nasdaq….has broad discretionary authority over the initial an continued listing of securities….Nasdaq may use such discretion….to apply additional or more stringent criteria for the continued listing of the securities on Nasdaq.”

4 Listing Rule 5810(c)(2).

 5 For additional information with respect to compliance plans please see attached “Nasdaq Reference Links” when preparing your plan of compliance. This attachment includes links to the Frequently Asked Questions section relating to continued listing.

THE NASDAQ Stock Market LLC • 805 King Farm Blvd. • Rockville, MD 20850 • USA • www.nasdaqomx.com

Mr. Hen Man Edmund

May 1, 2014

Please email your plan to moira.keith@nasdaqomx.com and randy.genau@nasdaqomx.com no later than June 2, 2014. Also, prior to this date, please provide on an ongoing basis the details of any material developments related to the Company’s ability to prepare and file the Filing. After we review the plan, I will contact you if we have any questions or comments and will provide you written notice of our decision. If we do not accept your plan, you will have the opportunity to appeal that decision to a Hearings Panel.6

Our Rules require that the Company, as promptly as possible, but no later than four business days from the receipt of this letter, make a public announcement by issuing a press release disclosing receipt of this letter and the Nasdaq Rule(s) upon which it is based.7 The Company must also submit the announcement to Nasdaq’s MarketWatch Department.8 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. For your convenience attached is a list of news services. Please note that if you do not make the required announcement trading in your securities will be halted.9

In addition, Nasdaq makes available to investors a list of all non-compliant companies, which is posted on our website at https://listingcenter.nasdaqomx.com. The Company will be included in this list beginning five business days from the date of this letter. As part of this process, an indicator reflecting the Company’s non-compliance will be broadcast over Nasdaq’s market data dissemination network and will also be made available to third party market data providers.

Finally, even though the Company has not filed its periodic report it is still required to provide us with the number of shares issued and outstanding at the end of each quarter. We would appreciate receiving this information electronically via the “Shares Outstanding Change Form,” which can be completed electronically through the NASDAQ OMX Listing Center located at https://listingcenter.nasdaqomx.com. In order to complete the Form, you will need to log in to the Listing Center or create an account, if you do not already have one. Once you are logged in, you will need to enter either your Central Index Key (CIK) code or CUSIP number to complete your submission. This form should be submitted electronically to us no later than seven days from receipt of this letter. If necessary, the Company may provide us with an estimated number.

6 See Listing Rule 5815(a).

7 Listing Rule 5810(b).

8 The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at www.NASDAQ.net.

9 Listing IM-5810-1.

Mr. Hen Man Edmund

May 1, 2014

If you have any questions, please do not hesitate to contact me, at +1 301 978 8049, Moira Keith, at +1 301 978 8052, or Alan Rowland, at +1 301 978 5213.

Sincerely,

/s/ Randy Genau

Randy Genau

Director, Listing Qualifications

The NASDAQ Stock Market

Enclosures

cc:     Ralph De Martino, Esq., Schiff Hardin LLP

NASDAQ REFERENCE LINKS

Topic	Description

NASDAQ Listing Rules	All initial and continued listing rules

Corporate Governance	Board composition , committee requirements and shareholder approval

Fees	FAQ's Listing Fees

Frequently Asked Questions (FAQ's)	Topics related to initial listing and continued listing

Hearing Requests & Process	Discussion of the Nasdaq Hearings process

Listing of Additional Shares (LAS)	Explanation of Nasdaq’s Listing of Additional Shares process

Transfer to the Nasdaq Capital Market	Procedures and application to transfer securities to the Nasdaq Capital Market

Access to all Nasdaq listing information and forms can be accessed at the following:

https://listingcenter.nasdaqomx.com/Home.aspx

DIRECTORY OF NEWS SERVICES*

The use of any of these services will satisfy NASDAQ’s listing rules that require the disclosure of specific information in a press release or public announcement. The Company must ensure that the full text of the required announcement is disseminated publicly. The Company has not satisfied this requirement if the announcement is published as a headline only or if the news service determines not to publish the full text of the story.

News Service	Internet Address	Telephone Number

Bloomberg Business News	www.bloomberg.com	Phone: +1 212 318 2000
Toll free: +1 800 227 0845
Business Wire	www.businesswire.com	Phone: +1 415 986 4422
Toll free: +1 800 223 2274
Dow Jones News Wire	www.dowjones.com	Phone: +1 212 416 2400
GlobeNewswire		Toll free: +1 800 307 6627
(A NASDAQ OMX Co.)	www.globenewswire.com	Phone: +1 310 642 6930
Toll free: +1 800 774 9473
MarketWire	www.marketwire.com	Phone: +1 310 765 3200
Toll free: +1 800 776 8090
PR Newswire	www.prnewswire.com	Phone: +1 201 360 6700
Reuters	www.thomsonreuters.com	Phone: +1 646 223 4000

* Nasdaq cannot render advice to the Company with respect to the format or content of the public announcement. The following is provided only as a guide that should be modified following consultation with securities counsel: the Company received a Nasdaq Staff Deficiency Letter on (DATE OF RECEIPT OF STAFF DEFICIENCY LETTER) indicating that the Company fails to comply with the (STOCKHOLDERS’ EQUITY, MINIMUM BID PRICE, MARKET VALUE OF PUBLICLY HELD SHARES, etc.) requirement(s) for continued listing set forth in Listing Rule(s) _________.

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